(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**
4 - NIRE (Corporate Registry ID)		
15910		

01.02 - HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 - DISTRICT CENTRO	
3 - ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2215-4901	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2215-7140	13 - FAX -	14 – FAX -	
15 - E-MAIL invrel@csn.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME BENJAMIN STEINBRUCH				
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI	
4 - ZIP CODE 04538-132	5 – CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7519	14 - FAX -	15 – FAX -	
15 - E-MAIL invrel@csn.com.br				

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/01/2005	12/31/2005	2	4/01/2005	6/30/2005	1	1/01/2005	3/31/2005
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9		
11. TECHNICIAN IN CHARGE MARCELO CAVALCANTI ALMEIDA					12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 335.905.597-72		

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2005	2 - PREVIOUS QUARTER 3/31/2004	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2004
Paid-in Capital			
1 – Common	286,917	286,917	286,917
2 – Preferred	0	0	0
3 – Total	286,917	286,917	286,917
Treasury Stock			
4 – Common	16,759	10,724	2,513
5 – Preferred	0	0	0
6 – Total	16,759	10,724	2,513

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 106 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY Manufacturing, transf. and trading of steel products
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	04/29/2005	Dividend	06/14/2005	Common	7.3517000000
02	AGO	04/29/2005	Interest on Own Capital	06/14/2005	Common	0.8675400000

2

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005   Accounting Practices
 COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-Code	2- Description	3- 06/30/2005	4- 03/31/2005
1	Total Assets	24,765,439	26,733,952
1.01	Current Assets	5,861,851	7,275,356
1.01.01	Cash	56,421	70,697
1.01.02	Credits	1,809,931	2,012,324
1.01.02.01	Domestic Market	972,623	1,056,127
1.01.02.02	Foreign Market	906,074	1,040,280
1.01.02.03	Allowance for Doubtful Accounts	(68,766)	(84,083)
1.01.03	Inventories	1,363,157	1,345,447
1.01.04	Other	2,632,342	3,846,888
1.01.04.01	Marketable Securities	1,422,357	2,574,005
1.01.04.02	Recoverable Income Tax and Social Contribution	14,721	13,094
1.01.04.03	Deferred Income Tax	286,739	301,681
1.01.04.04	Deferred Social Contribution	50,906	52,860
1.01.04.05	Dividends Receivable	41,219	55,902
1.01.04.06	Prepaid Expenses	29,155	37,989
1.01.04.07	Prepaid Income Tax and Social Contribution	609,169	609,169
1.01.04.08	Other	178,076	202,188
1.02	Long-Term Assets	1,708,892	1,561,082
1.02.01	Various Credits	21,664	27,550
1.02.01.01	Loans – Eletrobras	21,664	27,550
1.02.02	Credit with Related Parties	129,509	118,183
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	129,509	118,183
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,557,719	1,415,349
1.02.03.01	Deferred Income Tax	475,729	462,822
1.02.03.02	Deferred Social Contribution	93,496	91,399
1.02.03.03	Judicial Deposits	582,098	569,643
1.02.03.04	Securities Receivables	130,644	44,953
1.02.03.05	Marketable Securities	125,652	125,652
1.02.03.06	Recoverable PIS/PASEP	26,261	25,722
1.02.03.07	Prepaid Expenses	39,567	42,221
1.02.03.08	Other	84,272	52,937
1.03	Permanent Assets	17,194,696	17,897,514
1.03.01	Investments	4,998,537	5,671,364
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	4,998,537	5,671,364
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	11,998,516	12,025,556
1.03.02.01	In Operation, Net	11,602,856	11,715,309
1.03.02.02	In Construction	253,077	181,470
1.03.02.03	Land	142,583	128,777
1.03.03	Deferred	197,643	200,594

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- Code	2- Description	3- 06/30/2005	4- 03/31/2005
2	Total Liabilities	24,765,439	26,733,952
2.01	Current Liabilities	4,571,695	6,668,644
2.01.01	Loans and Financing	1,379,431	1,340,178
2.01.02	Debentures	64,608	85,663
2.01.03	Suppliers	960,837	733,442
2.01.04	Taxes and Contributions	1,251,859	1,263,552
2.01.04.01	Salaries and Social Contributions	64,774	51,728
2.01.04.02	Taxes Payable	1,042,827	917,799
2.01.04.03	Deferred Income Tax	106,072	216,195
2.01.04.04	Deferred Social Contribution	38,186	77,830
2.01.05	Dividends Payable	116,553	2,316,909
2.01.06	Provisions	24,048	14,533
2.01.06.01	Contingencies	24,048	14,533
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	774,359	914,367
2.01.08.01	Accounts Payable - Subsidiaries	687,388	776,108
2.01.08.02	Other	86,971	138,259
2.02	Long-Term Assets	12,716,200	12,565,025
2.02.01	Loans and Financing	6,550,013	6,445,500
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	4,787,306	4,719,635
2.02.03.01	Contingencies	2,561,332	2,455,628
2.02.03.02	Deferred Income Tax	1,636,746	1,664,711
2.02.03.03	Deferred Social Contribution	589,228	599,296
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	478,881	499,890
2.02.05.01	Provision for Losses in Investments	80,525	93,395
2.02.05.02	Accounts Payable - Subsidiaries	96,983	108,704
2.02.05.03	Other	301,373	297,791
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	7,477,544	7,500,283
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,640,047	4,701,095
2.05.03.01	Parent Company	4,640,047	4,701,095
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserve	78,301	338,473
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retentions	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	(257,888)	2,284
2.05.04.07.01	From Investments	487,203	487,203
2.05.04.07.02	Treasury Stock	(745,091)	(484,919)
2.05.05	Retained earnings/accumulated deficit	1,060,930	762,449

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 1/01/2004 to 06/30/2004
3.01	Gross Revenue from Sales and/or Services	2,670,162	5,810,860	2,673,941	4,586,082
3.02	Gross Revenue Deductions	(545,153)	(1,203,753)	(358,105)	(681,888)
3.03	Net Revenue from Sales and/or Services	2,125,009	4,607,107	2,315,836	3,904,194
3.04	Cost of Goods and Services Sold	(1,153,460)	(2,363,015)	(1,258,589)	(2,121,690)
3.04.01	Depreciation, Depletion and Amortization	(184,636)	(382,358)	(197,650)	(353,715)
3.04.02	Other	(968,824)	(1,980,657)	(1,060,939)	(1,767,975)
3.05	Gross Profit	971,549	2,244,092	1,057,247	1,782,504
3.06	Operating Income/Expenses	(412,628)	(655,648)	(479,467)	(729,549)
3.06.01	Selling	(51,671)	(130,642)	(67,628)	(127,234)
3.06.01.01	Depreciation and Amortization	(2,185)	(4,268)	(1,835)	(3,607)
3.06.01.02	Other	(49,486)	(126,374)	(65,793)	(123,627)
3.06.02	General and Administrative	(58,083)	(107,917)	(62,754)	(109,917)
3.06.02.01	Depreciation and Amortization	(3,740)	(8,264)	(5,615)	(11,180)
3.06.02.02	Other	(54,343)	(99,653)	(57,139)	(98,737)
3.06.03	Financial	477,217	150,703	(436,639)	(811,074)
3.06.03.01	Financial Income	(256,180)	(254,791)	278,997	311,368
3.06.03.02	Financial Expenses	733,397	405,494	(715,636)	(1,122,442)
3.06.03.02.01	Amortization of Special Exchange Variation	0	0	(25,542)	(53,043)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	987,565	923,393	(456,743)	(535,728)
3.06.03.02.03	Interest expenses, fines and tax arrears	(254,168)	(517,899)	(233,351)	(533,671)
3.06.04	Other Operating Income	3,434	5,030	7,061	18,823
3.06.05	Other Operating Expenses	(22,919)	(57,307)	(31,489)	(54,323)
3.06.06	Equity	(760,606)	(515,515)	111,982	354,176
3.07	Operating Income	558,921	1,588,444	577,780	1,052,955
3.08	Non-Operating Income	(5,563)	(6,483)	(729)	(783)
3.08.01	Income	0	2	1	3
3.08.02	Expenses	(5,563)	(6,485)	(730)	(786)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 1/01/2004 to 06/30/2004
3.09	Income before Taxes and Participations	553,358	1,581,961	577,051	1,052,172
3.10	Provision for Income Tax and Social Contribution	(433,781)	(682,560)	(37,903)	(103,028)
3.11	Deferred Income Tax	185,906	154,805	(53,505)	(116,142)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Net Income (Loss) for the Period	305,483	1,054,206	485,643	833,002
	SHARES OUTSTANDING EX-TREASURY (in thousands)	270,158	270,158	284,404	284,404
	EARNINGS PER SHARE	1.13076	3.90218	1.70758	2.92894
	LOSS PER SHARE				

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the city of Araucária, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais, and tin, in the State of Rondônia, to cater for the needs of the Presidente Vargas Steelworks and also maintains strategic investments in railroad, electricity and ports, to optimize its activities.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, CSN has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company's Consolidated Statements of Changes in Financial Position and Cash Flow are presented in the table "Other Information considered material by the Company".

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities and Exchange Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 06/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Inventories

Inventories are stated at the lower of the average production or acquisition cost and net realization value or replacement cost, except in the case of imports in progress, which are recorded at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill or negative goodwill, if applicable. The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (see note 11) conducted by independent expert appraisal firms, as permitted by Resolution #288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees' benefit

The Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with Resolution #371, issued by the Brazilian Securities and Exchange Commission ("CVM"), on December 13, 2000, in accordance with the above-mentioned reported deliberation and based on by independent actuarial studies (see note 25,item iv).

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005   Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations' net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company's liability with the corresponding entry in the financial result. Futures contracts negotiated through exclusive funds have their positions adjusted to market daily by the Future and Commodities Exchange - BMF with recognition of gains and losses directly in results.

(m) Treasury Stocks

As established by CVM Instruction 10/80, treasury stocks were recorded at the acquisition cost.

(n) Estimates

Pursuant to the accounting practices adopted in Brazil, the preparation of the financial statements requires the Company's Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the quarters ended on June 30, 2005 and March 31, 2005 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Companies	Currency of Origin	Participation in the capital stock (%)		Main activities
		6/30/2005	3/31/2005	
Direct participation: fully consolidated				
CSN Energy	US$	100.00	100.00	Equity interests
CSN Export	US$	100.00	100.00	Financial operations and product trading
CSN Islands	US$	100.00	100.00	Financial operations
CSN Islands II	US$	100.00	100.00	Financial operations
CSN Islands III	US$	100.00	100.00	Financial operations
CSN Islands IV	US$	100.00	100.00	Financial operations
CSN Islands V	US$	100.00	100.00	Financial operations
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Equity interests
CSN Steel	US$	100.00	100.00	Equity interests
CSN I	R$	100.00	100.00	Equity interests
Estanho de Rondônia - ERSA	R$	100.00		Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
CSN Participações Energéticas	R$	99.70	99.70	Equity interests
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry
Direct participation: proportionally consolidated				
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity generation
MRS Logística	R$	32.22	32.22	Railroad transportation
Indirect participation: fully consolidated				
CSN Aceros	US$	100.00	100.00	Equity interests
CSN Cayman	US$	100.00	100.00	Financial operations and product trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interests
CSN LLC Partner	US$	100.00	100.00	Equity interests
Energy I	US$	100.00	100.00	Equity interests
Management Services	US$	100.00	100.00	Services
Tangua	US$	100.00	100.00	Equity interests
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services
Indirect participation: proportionally consolidated				
Lusosider	EUR	50.00	50.00	Steel industry

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The financial statements prepared in US dollars and in Euros were translated at the exchange rate in effect on June 30, 2005 – R$/US$2.3504 (R$/US$2.6662 on March 31, 2005) and EUR/US$1.21080 (EUR/US$1.29785 on March 31, 2005).

The gains/losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These referred Financial Statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits arising from consolidated intercompany operations have been eliminated.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with those of the parent company.

The reconciliation between shareholders' equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' equity		Net income	
	6/30/2005	3/31/2005	6/30/2005	6/30/2004
Parent company	7,477,544	7,500,283	1,054,206	833,002
Income elimination in inventories	(107,445)	(221,164)	81,828	(78,130)
Other adjustments		1		1,924
Consolidated	7,370,099	7,279,120	1,136,034	756,796

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

5. RELATED PARTIES TRANSACTIONS

a) Assets

Companies	Accounts receivable	Marketable securities	Mutual	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total
CSN Cayman	120,001							120,001
CSN Export	841,081							841,081
Sepetiba Tecon	263			36,000		62,785	2,190	101,238
Cia. Metalic Nordeste	4,244							4,244
Inal Nordeste	5,136					12,204		17,340
CFN	26					51,936		51,962
GalvaSud	89,868							89,868
INAL	69,752				27,175			96,927
MRS Logística	197				14,044			14,241
Exclusive Funds		274,463						274,463
Ersa							1,230	1,230
Other (*)	699		2,584					3,283
6/30/2005	1,131,267	274,463	2,584	36,000	41,219	126,925	3,420	1,615,878
3/31/2005	1,359,419	1,804,264	1,359	36,000	55,902	116,824		3,373,768

(*) OTHER: CSN Cimentos, Itá Energética, Fundação CSN, CBS Previdência, CSN I, CSN Steel, Lusosider, CSN Participações Energéticas, CSN Aceros and CSN LLC.

b) Liabilities

Companies	Loans and financing				Accounts payable				Total
	Prepayments	Fixed Rate Notes[2]	Investees' Loans	Intercompany Bonds[2]	Mutual[1] / current accounts	Suppliers	Investees' Inventory	Other	
CSN Cayman			21,975		131,098				153,073
CSN Export	1,497,530				12,079				1,509,609
CSN Iron				1,420,606					1,420,606
CSN Islands V		365,903							365,903
CSN Islands VII		687,142							687,142
CSN Islands VIII		1,255,065			2,159				1,257,224
CSN Overseas	438,276		63,890		44,594				546,760
Energy I					100,834				100,834
CSN Steel	472,299				308,372				780,671
CSN Panama					163,697				163,697
Inal Nordeste						12			12
GalvaSud						118		35	153
INAL						45,262			45,262
MRS Logística						6,500			6,500
CSN Energia					21,421				21,421
CBS Previdência								213,146	213,146
Other (*)					115	423			538
6/30/2005	2,408,105	2,308,110	85,865	1,420,606	784,369	52,315		213,181	7,272,551
3/31/2005	1,573,659	2,901,182	87,038	1,647,973	884,811	12,070	380	207,033	7,314,146

These operations were carried out under conditions considered by the Company's management as normal market terms and/or effective legislation for similar operations, being the main ones highlighted below:

(1)   CSN Cayman: annual Libor + 3% p.a. with indeterminate maturity.
        CSN Overseas: semiannual Libor + 3% p.a. with indeterminate maturity.
        CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.
        CSN Overseas (part): IGPM + 6% p.a. with indeterminate maturity.

(2)   Contracts in US$ - CSN Iron: interest of 10% p.a. (1st tranche) and 8.25% p.a. (2nd tranche) with maturities 1st and 2nd tranches on 6/01/2007.
                CSN Islands V interest of 7.875% p.a. with maturity on 7/07/2005.

        Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
                CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/16/2013.

(*) OTHER: CFN, CSN Islands, CSN Cimentos, Itá Energética, Fundação CSN, CSN I, Lusosider, ERSA, CSN Participações Energéticas, CSN Aceros and Metalic.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Result

Companies	Income				Expenses			
	Products and services	Interest and monetary and exchange variation	Other	Total	Products and services	Interest and monetary and exchange variation	Other	Total
CSN Cayman	202	(13,671)		(13,469)	61	(16,875)		(16,814)
CSN Export	872,640	(93,130)		779,510	697,813	(124,744)		573,069
CSN Iron						(117,573)		(117,573)
CSN Islands III						2,953		2,953
CSN Islands V						(30,563)		(30,563)
CSN Islands VII						(122,552)		(122,552)
CSN Islands VIII						(241,956)		(241,956)
CSN Overseas						(37,140)		(37,140)
CSN Panama						(21,172)		(21,172)
Energy I						(13,043)		(13,043)
CSN Steel						(63,640)		(63,640)
Itá Energética					55,372			55,372
GalvaSud	231,600			231,600	102,923			102,923
INAL	374,656			374,656	168,104			168,104
Cia. Metalic Nordeste	25,537			25,537	13,207			13,207
Inal Nordeste	5,589			5,589	354			354
MRS Logística					57,745			57,745
Exclusive Funds		(335,138)		(335,138)				
Ersa					5,543			5,543
CBS Previdência							45,950	45,950
Other (*)					2,751	(677)		2,074
6/30/2005	1,510,224	(441,939)		1,068,285	1,103,873	(786,982)	45,950	362,841
6/30/2004	1,494,558	419,895	6	1,914,459	178,619	864,956	47,440	1,091,015

Trade transactions with the Company's subsidiaries, such as sale of products and contracting of inputs and services are performed under usual conditions applicable to non-related parties.

(*) **OTHER**: Fundação CSN, CSN Cimentos, CSN I, CSN LLC, Sepetiba Tecon, Banco Fibra and CSN Islands.

6. MARKETABLE SECURITIES

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Short term				
Financial investment fund	274,463	1,804,265	368,017	1,901,043
Investment abroad (time deposits)	1,110,783	733,828	2,552,471	3,167,232
Fixed income investments	37,111	35,912	425,530	430,767
	1,422,357	2,574,005	3,346,018	5,499,042
Derivatives			233,015	476,923
	1,422,357	2,574,005	3,579,033	5,975,965
Long term				
Fixed income investments and debentures (net of provision for probable losses and withholding income tax)	125,652	125,652	90,159	90,159
	125,652	125,652	90,159	90,159
	1,548,009	2,699,657	3,669,192	6,066,124

Company's management invests the Company's financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds and fixed income bonds issued in Brazil, with monetary or foreign exchange variation. Additionally, the Company's foreign subsidiaries maintain their available cash in indexed accounts (Time Deposits) in first-tier banks overseas.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Domestic market				
Subsidiary companies	169,605	210,673		
Other clients	803,018	845,454	1,092,653	1,177,258
	972,623	**1,056,127**	**1,092,653**	**1,177,258**
Foreign market				
Subsidiary companies	961,662	1,148,755		
Other clients	10,223	6,172	467,252	303,540
Exports Contract Advance (ACE)	(65,811)	(114,647)		(39,993)
	906,074	**1,040,280**	**467,252**	**263,547**
Allowance for doubtful accounts	(68,766)	(84,083)	(95,808)	(105,793)
	1,809,931	2,012,324	1,464,097	1,335,012

8. INVENTORIES

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Finished products	306,003	332,983	623,908	717,414
Products in process	309,103	217,676	409,612	266,487
Raw materials	424,375	546,476	557,248	765,353
Store	275,219	257,514	333,406	308,095
Imports in progress	53,104	0	54,954	2,596
Provision for losses	(4,901)	(9,852)	(5,192)	(10,121)
Other	254	650	23,478	14,348
	1,363,157	1,345,447	1,997,414	2,064,172

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Current assets				
Income tax	286,739	301,681	371,150	404,157
Social contribution	50,906	52,860	81,279	89,737
	337,645	354,541	452,429	493,894
Long-term assets				
Income tax	475,729	462,822	493,268	482,333
Social contribution	93,496	91,399	99,844	98,456
	569,225	554,221	593,112	580,789
Current liabilities				
Income tax	106,072	216,195	106,072	216,195
Social contribution	38,186	77,830	38,186	77,830
	144,258	294,025	144,258	294,025
Long-term liabilities				
Income tax	1,636,746	1,664,711	1,636,746	1,664,723
Social contribution	589,228	599,296	589,228	599,296
	2,225,974	2,264,007	2,225,974	2,264,019
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Income				
Income tax	96,742	(64,889)	86,874	(36,498)
Social contribution	58,063	(51,253)	54,505	(41,025)
	154,805	(116,142)	141,379	(77,523)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	6/30/2005				3/31/2005			
	Income tax		Social contribution		Income tax		Social contribution	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Assets								
Non deductible provisions	141,405	307,084	50,906	93,496	146,833	244,277	52,860	84,487
Taxes under litigation		168,645				218,545		
Tax losses/ negative basis	145,334				154,848			
Other								6,912
	286,739	475,729	50,906	93,496	301,681	462,822	52,860	91,399
Liabilities								
Income tax and social contribution on revaluation reserve	93,000	1,636,746	33,480	589,228	93,000	1,659,870	33,480	597,553
Other	13,072		4,706		123,195	4,841	44,350	1,743
	106,072	1,636,746	38,186	589,228	216,195	1,664,711	77,830	599,296

Deferred income tax arising from tax losses was set up based on CSN's historical profitability and on projections of future profitability duly approved by the Company's management bodies. These credits are expected to be substantially offset during 2005.

Reconciliation between expenses and income of current income tax and social contribution of the parent company and the application of the effective rate on net income before IRPJ and CSL is as follows:

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	6/30/2005		6/30/2004	
	IRPJ	CSL	IRPJ	CSL
Income before income tax (IR) and social contribution (CSL)	1,581,961	1,581,961	1,052,172	1,052,172
(-) Interest on own capital total expense	(116,455)	(116,455)		
Income before income tax and social contribution - adjusted	1,465,506	1,465,506	1,052,172	1,052,172
- Rate	25%	9%	25%	9%
Total	**(366,377)**	**(131,896)**	**(263,043)**	**(94,695)**
Adjustments to reflect the effective rate:				
Equity accounting	(120,750)	(43,470)	94,164	33,899
Earnings from foreign subsidiaries	86,203	31,033	(43,202)	(15,553)
Effects of "Plano Verão" judicial decision			31,761	
Other permanent additions (write-offs)	11,683	5,819	35,501	1,998
Parent company's current and deferred IR/CSL	(389,241)	(138,514)	(144,819)	(74,351)
Consolidated current and deferred IR/CSL	(452,029)	(156,105)	(129,722)	(68,516)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

10. INVESTMENTS

a) Direct participations in subsidiaries and jointly-owned subsidiaries

Companies	Number of shares		Direct participation %	6/30/2005 Net income (loss) for the quarter	6/30/2005 Shareholders' equity (unsecured liability)	3/31/2005 Net income (Loss) for the quarter	3/31/2005 Shareholders' equity (unsecured liability)
	Common	Preferred					
Steel and Services							
GalvaSud	11,801,406,867		15.29	(24,347)	461,630	15,909	485,980
CSN I	9,996,751,600	1,200	100.00	(27,591)	502,275	6,516	529,866
INAL	285,950,000		99.99	24,828	433,560	24,511	408,732
Cia. Metalic Nordeste	80,491,136	4,424,971	99.99	(14,199)	91,406	(4,061)	105,606
INAL Nordeste	1,100,000		99.99	(502)	(5,100)	(1)	(4,599)
Corporate							
CSN Steel	480,726,588		100.00	(386,352)	1,065,698	115,867	1,452,050
CSN Overseas	7,173,411		100.00	(148,317)	1,046,049	55,982	1,194,366
CSN Panama	4,240,032		100.00	(189,300)	453,625	(38,332)	642,925
CSN Energy	3,675,319		100.00	(61,651)	449,462	4,084	511,113
CSN Islands	50,000		100.00	(15)	110	(2)	125
CSN Export	31,954		100.00	(4,652)	78,562	(4,722)	83,214
CSN Islands II	1,000		100.00	190	(1,419)	(2)	(1,609)
CSN Islands III	1,000		100.00	26	(519)	(3)	(545)
CSN Islands IV	1,000		100.00	8	(86)	(1)	(94)
CSN Islands V	1,000		100.00	15	(136)	(1)	(151)
CSN Islands VII	1,000		100.00	198	(242)	(169)	(440)
CSN Islands VIII	1,000		100.00	19,038	2,204	956	(19,741)
CSN Islands IX	1,000		100.00	9,559	50,088	43,037	40,529
Infrastructure and Energy							
Itá Energética	520,219,172		48.75	8,250	544,030	15,264	535,780
MRS Logistica	188,332,666	151,667,334	32.22	107,389	612,902	91,680	505,513
Sepetiba Tecon	62,220,270		20.00	2,862	(18,116)	(2,573)	(20,978)
CFN	36,206,330		49.99	(10,333)	(64,189)	(9,557)	(53,758)
ERSA	34,236,307		100.00	(1,806)	17,025		
CSN Cimentos	376,337		99.99	(2,167)	(37,308)	(862)	(35,141)
CSN Energia	1,000		99.90	(85)	113,880	(18)	113,314
CSN Participações Energéticas	1,000		99.70		1		1

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Investment movement

Companies	3/31/2005 Initial investment balance	Balance of provision for losses	Addition (write-off)	Equity accounting	Goodwill amortization[1]	Final investment balance	6/30/2005 Balance of provision for losses
Steel and Services							
INAL	408,722			24,826		433,548	
INAL Nordeste		(4,599)		(501)			(5,100)
GalvaSud	74,306			(3,723)		70,583	
Cia. Metalic Nordeste	196,859			(14,198)	(8,297)	174,364	
CSN I	529,866			(27,591)		502,275	
	1,209,753	(4,599)		(21,187)	(8,297)	1,180,770	(5,100)
Corporate Center							
CSN Islands VIII		(19,741)		21,945		2,204	
CSN Islands IX	40,529			9,559		50,088	
CSN Islands VII		(440)		198			(242)
CSN Islands II		(1,609)		190			(1,419)
CSN Islands III		(545)		26			(519)
CSN Islands V		(151)		15			(136)
CSN Islands IV		(94)		8			(86)
CSN Islands	125			(15)		110	
CSN Export	83,214			(4,652)		78,562	
CSN Energy	511,113			(61,651)		449,462	
CSN Overseas	1,194,366			(148,317)		1,046,049	
CSN Panama	642,925			(189,300)		453,625	
CSN Steel	1,452,050			(386,352)		1,065,698	
	3,924,322	(22,580)		(758,346)		3,145,798	(2,402)
Infrastructure Center							
MRS Logistica	162,894			34,605		197,499	
Itá Energética	261,193			4,022		265,215	
Sepetiba Tecon		(4,196)		572			(3,624)
CSN Energia	113,201		649	(84)		113,766	
ERSA			100,000	(1,806)	(2,706)	95,488	
CSN Cimentos		(35,141)		(2,167)			(37,308)
CFN		(26,879)		(5,212)			(32,091)
CSN Participações Energéticas	1					1	
	537,289	(66,216)	100,649	29,930	(2,706)	671,969	(73,023)
	5,671,364	(93,395)	100,649	(749,603)	(11,003)	4,998,537	(80,525)

(1) This comprises the balance of parent company's equity accounting. The balances of goodwill and negative goodwill are shown in item (d) of this note.

c) Additional Information on the main Investees

- GalvaSud

Incorporated in 1998, through a joint venture between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000. It has as an objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry, as well as the operation of service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud's capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud's capital stock, by means of its wholly-owned subsidiary CSN I.

- Itá Energética

Itasa (Itá Energética) holds a 60.5% participation in the consortium Itá hydroelectric plant – UHE Itá, created by means of concession agreement executed on July 31, 2000.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Ita, the contracting of supply of goods and services necessary to carry out the venture and obtain the financing by offering the corresponding guarantees.

Itasa is a jointly-owned subsidiary company and started to be consolidated on December 31, 2004 in view of the reclassification of the long-term assets from available for sale to permanent investments.

- Indústria Nacional de Aços Laminados – INAL

The Company aims to reprocess and act as distributor of CSN's steel products, acting as a service and distribution center.

- Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated in 2002, based at Maracanaú, in the State of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

- MRS Logística

Incorporated in 1996, through a privatization auction, the Company's main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports the iron ore from Casa de Pedra to UPV steelworks in Volta Redonda and imported raw material through Sepetiba Port. It also links the Presidente Vargas steelworks to the Ports of Rio de Janeiro and Santos and also to other load terminals in the State of São Paulo, CSN's principal market.

MRS Logística is a jointly-owned subsidiary, which has not been consolidated up to December 31,2003 by express authorization of CVM.

- CFN

Incorporated in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

- Sepetiba Tecon

Incorporated in 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to the Presidente Vargas Mill by the Southeast railroad network.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

- CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the electricity commercialization chamber – ("Câmara de Comercialização de Energia Elétrica") - CCEE, in the amount of R$97,036 on June 30, 2005 (R$ 98,042 on March 31, 2005).

From the balance receivable on June 30, 2005, the amount of R$76,305 (R$76,305 on March 31, 2005) is due by concessionaires with injunctions suspending the corresponding payments. The Company's Management understands that an allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

- CSN Cimentos

On March 28, 2005, the company previously named FEM – Projetos, Construções e Montagens began to be named CSN Cimentos.

The Company has as purpose the cement production and trading, and the main raw material will be blast furnace slag, a byproduct of pig-iron production. It may start operating in the third quarter of 2006.

- ERSA – Estanho de Rondônia

Acquired in April 7, 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates.

CSN recorded goodwill on this acquisition. See item (d) of this note.

d) Goodwill, negative goodwill and other interests

On June 30, 2005, the Company maintained on its consolidated balance sheet the amount of R$325,757 (R$273,347 on March 31, 2005) net of amortization related to goodwill based on the expectation of future gains, with amortization estimated at five years, and negative goodwill relating to an investment at Lusosider Projectos Siderúrgicos in the amount of R$17,113, expected to be amortized in 3 years.

Investment goodwill	Balance on 3/31/2005	Additions	Amortization	Balance on 6/30/2005	Investor
GalvaSud	118,324		(6,960)	111,364	CSN I
Metalic	91,262		(8,297)	82,965	CSN
Ersa		81,169	(2,705)	78,464	CSN
Tangua / LLC	57,524		(10,352)	47,172	CSN Panama
Inal	5,273		(465)	4,808	CSN
	272,383	**81,169**	**(28,779)**	**324,773**	
Other stakes	964	20		984	
	273,347	**81,189**	**(28,779)**	**325,757**	

FEDERAL PUBLIC SERVICE		Accounting Practices
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Adopted in Brazil
QUARTERLY INFORMATION – ITR	Date: 06/30/2005	
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

e) Additional Information on participations abroad

- CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA and it is a complex comprising cold rolling, hot coil pickled line and galvanization line.

In 2003, CSN, through its subsidiary CSN Panama, recorded an increase in the capital of Tangua Inc. with the capitalization of US$175 million and became the holder of 100% of its capital stock. Tangua Inc., through its subsidiaries CSN LLC Holding, directly, and CSN LCC Partner, indirectly, is the holder of all of CSN LLC shares.

- Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The Company is located in Seixal, Portugal and is engaged in galvanization line and tin plates.
In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos , holder of Lusosider Aços Planos., which represents 50% of the total capital of Lusosider.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

11. PROPERTY, PLANT AND EQUIPMENT

	Effective rate for depreciation, depletion and amortization (p.a. %)	Parent Company			
				6/30/2005	3/31/2005
		Cost	Accumulated depreciation, depletion and amortization	Net	Net
Machinery and equipment	6.99	10,955,780	(1,545,323)	9,410,457	9,511,733
Mines and mineral deposits	0.44	1.239.043	(11,007)	1,228,036	1,229,095
Buildings	4.00	914,677	(67,291)	847,386	852,300
Land		142,583		142,583	128,777
Other assets	20.00	195,410	(90,169)	105,241	111,370
Furniture and fixtures	10.00	95,738	(84,002)	11,736	10,811
		13,543,231	(1,797,792)	11,745,439	11,844,086
Construction in progress		253,077		253,077	181,470
Parent company		13,796,308	(1,797,792)	11,998,516	12,025,556

	Consolidated			
			6/30/2005	3/31/2005
Machinery and equipment	11,985,725	(1,850,943)	10,134,782	10,267,503
Mines and mineral deposits	1.245.550	(11,007)	1,234,543	1,229,095
Buildings	1,418,158	(141,229)	1,276,929	1,282,909
Land	161,646		161,646	149,555
Other assets	632,734	(217,930)	414,804	415,983
Furniture and fixtures	109,077	(91,509)	17,568	17,173
	15,552,890	(2,312,618)	13,240,272	13,362,218
Construction in progress	335,271		335,271	240,679
Consolidated	15,888,161	(2,312,618)	13,575,543	13,602,897

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Resolution #183, appraisal reports outlined as follows, respectively:

a) CTE-II's assets – steam and electric power generation thermal mill, located in the City of Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) land, machinery and equipment, facilities, real properties and buildings, existing in the Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

Up to June 30, 2005, the assets provided as collateral for financial operations amounted R$1,775,695.

Depreciation, depletion and amortization in the first half of 2005 amounted to R$358,321 (R$350,938 in the first half of 2004), of which R$352,476 (R$344,037 in the first half of 2004) was

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0 **COMPANHIA SIDERÚRGICA NACIONAL** **33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

charged to production costs and R$5,845 (R$6,901 in the first half of 2004) charged to selling, general and administrative expenses (amortization of deferred charges not included).

As of June 30, 2005, the Company had R$6,991,522 of revaluation of net depreciation assets (R$7,084,018 on March 31, 2005).

12. DEFERRED CHARGES

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Information technology projects	110,961	164,676	121,550	175,265
(-) Accumulated amortization	(61,973)	(110,208)	(72,562)	(113,457)
Expansion projects	208,551	147,654	208,551	147,654
(-) Accumulated amortization	(62,876)	(44,140)	(62,876)	(44,140)
Other projects	13,712	70,638	255,570	303,498
(-) Accumulated amortization	(10,732)	(28,026)	(123,461)	(131,364)
	197,643	200,594	326,772	337,456

Information technology projects are represented by automation projects and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

Amortization of information technology projects and of other projects in the first half of 2005 amounted to R$28,845 (R$28,437 in the first half of 2004), of which R$21,894 (R$20,527 in the first half of 2004) related to production costs and R$6,951 (R$7,910 in the first half of 2004) to selling, general and administrative expenses.

13. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated			
	6/30/2005		3/31/2005		6/30/2005		3/31/2005	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
FOREIGN CURRENCY								
Prepayment	295,295	2,346,346	312,189	1,522,400	124,876	1,486,966	284,582	1,122,470
Advances on Exchange Contract (ACC)			937				937	
Fixed Rate Notes	398,639	3,334,541	697,061	3,858,208	455,363	3,065,704	683,466	3,477,613
BNDES/Finame	124,767	443,283	141,927	540,754	128,253	443,533	147,573	541,078
Financed imports	47,018	247,135	51,365	298,971	56,678	286,754	42,003	264,672
Bilateral	46,329	25,128	53,278	57,526	46,329	25,128	53,278	57,526
Other	321,350	18,767	2,093	22,223	1,401,444	114,861	1,103,281	204,212
	1,233,398	6,415,200	1,258,850	6,300,082	2,212,943	5,422,946	2,315,120	5,667,571
DOMESTIC CURRENCY								
BNDES/Finame	48,060	127,813	47,744	138,418	85,701	392,660	86,868	397,083
Debentures (Note 14)	64,608	900,000	85,663	900,000	113,390	1,071,498	133,931	1,075,593
Other	74,957	7,000	73,424	7,000	34,640	17,362	31,836	18,268
	187,625	1,034,813	206,831	1,045,418	233,731	1,481,520	252,635	1,490,944
Total Loans and Financing	1,421,023	7,450,013	1,465,681	7,345,500	2,446,674	6,904,466	2,567,755	7,158,515
Swap	23,016		(39,840)		31,498		173	
Total Loans and Financing + Swap	1,444,039	7,450,013	1,425,841	7,345,500	2,478,172	6,904,466	2,567,928	7,158,515

On June 30, 2005, the long-term amortization schedule, composed of the year of maturity, is as follows:

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Parent Company	Consolidated
2006	858,001	874,780
2007	1,697,142	627,873
2008	1,582,907	1,354,697
2009	301,711	483,493
2010	270,184	378,998
2011 to 2024	2,740,068	3,184,625
	7,450,013	**6,904,466**

Interest is applied to loans and financing and debentures, at the following annual rates as of June 30, 2005:

	Parent Company	Consolidated
Up to 7%	3,904,311	3,019,436
From 7.1 to 9%	1,834,205	1,227,647
From 9.1 to 11%	2.371.597	3,958,323
Over 11%	783,939	1,177,232
	8,894,052	**9,382,638**

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Domestic Currency				
CDI	7.43	7.82	7.65	7.65
IGPM	4.19	4.12	5.11	4.91
TJLP	1.98	2.11	5.21	5.07
IGP-DI	0.15	0.15	0.17	0.17
Other currencies			0.13	0.07
	13.75	**14.20**	**18.27**	**17.87**
Foreign currency				
US dollar	58.13	56.54	54.04	55.18
Yen	26.16	27.10	25.02	24.12
Basket of currencies	1.42	1.72	1.38	1.63
Euro	0.30	0.44	0.94	1.20
Other currencies	0.24		0.35	
	86.25	**85.80**	**81.73**	**82.13**
	100.00	**100.00**	**100.00**	**100.00**

Loans with certain agents contain certain restrictive clauses, which are being complied with.

As described in note 15, the Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financing amounted to R$4,791,840 on June 30, 2005 (R$4,072,992 on March 31, 2004), and comprise fixed assets items (note 11), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries and joint subsidiaries, as mentioned in note 16.

Fund raisings made by the Company through its subsidiaries in the current year are as follows:

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Subsidiary	Description	Principal (US$ million)	Issuance	Term (years)	Maturity	Interest rate (p.a.)
CSN Islands IX	*Notes*	200	January/2005	10	January/2015	10%
CSN Export	*Securitization*	250	June/2005	10	May/2015	6,148%

The funds raised in the operations will be used for working capital, increasing the Company's liquidity.

14. DEBENTURES

First issuance

As approved at the Extraordinary General Meeting and ratified at the Board of Directors Meeting, held on January 10 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 registered and non-convertible debentures, unsecured and without preference, in two tranches, being R$10 of unit face value. 54,000 debentures were issued in the first tranche and 15,000 in the second tranche, with a total face amount of R$690,000.

However, the credit from negotiation with financial institutions, occurred on March 1, 2002 in the amount of R$699,227. The difference of R$9,227, resulting from the unit price variation between the issue date and the transaction date, is recorded in Shareholders´ Equity as Capital Reserve.

The Company's Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second tranche debentures, covered by the deed, representing a total of fifteen thousand (15,000) debentures, which was carried out on February 9, 2004 and on August 31, 2004, it approved the redemption of all first tranche debentures, representing a total of fifty-four thousand (54,000) debentures. The full redemption was carried out on October 4, 2004.

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders' Equity as Capital Reserve.

The maturity of the face value is foreseen for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000, being the credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in Shareholders' Equity as Capital Reserve.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip's CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is foreseen for December 1, 2006 and of the 2nd tranche for December 1, 2008.

The deeds for the issue contain certain restrictive covenants, which have been duly complied with.

15. FINANCIAL INSTRUMENTS

General considerations

The Company's business includes flat steel products to supply domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company's business are shown as follows:

Exchange rate risk

Most of the revenues of the Company are in Brazilian Reais, as of June 30, 2005, R$7,635,889 of the Company's consolidated debt of loans and financing were denominated in foreign currency (R$7,982,691 as of March 31, 2005). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures adopted by CSN to minimize problems with its trade partners. Since part of the Companies' funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

The financial instruments recorded in the Parent Company's balance sheet accounts as of June 30, 2005, in which market value differs from the book value, are as follows:

	Book Value	Market Value
Loans and financing (short and long term)	8,894,052	9,000,398

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

On June 30, 2005 the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value
	Maturity	Notional amount	gain / (loss)
Variable income swap (*)	7/28/2006	US$ 49,223 thousand	R$ 233,015
Derivatives from interest listed at BM&F (DI) - contracted by exclusive funds	Apr/2006 to Jan/2007	R$1,479,000 thousand	Daily adjusted at market
Exchange derivatives listed at BM&F (Options, forward US$, SCC and DDI) - contracted by exclusive funds)	Apr/05 to Jul/08	US$186,750 thousand	Daily adjusted at market
Options – other contracts daily adjusted	1/3/2006	US$400,000 thousand	(R$ 78,154)
Exchange swap registered with CETIP (contracted by exclusive funds)	Jan/07	US$780,000 thousand	(R$ 124,057)

(*) Refers to non cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company's subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 7.5% per annum.

Market value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on June 30, 2005, for financial transactions with identical features, such as: volume of the transaction and rates and maturity dates.

Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

04.01 – NOTES TO THE FINANCIAL STATEMENTS

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided:

Companies	Currency	6/30/2005	3/31/2005	Maturity	Conditions
		In millions			
CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	3/5/2006	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	3/2/2006	BNDES loan guarantees
CFN	R$	19.2		5/4/2006	BNDES loan guarantees
Cia. Metalic Nordeste	R$	4.8	4.8	5/15/2008	Promissory notes/guarantee given to Banco Santos referring to contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	1/27/2003 to 1/30/2006	Promissory notes/guarantee given to BEC Provin and ABC Brasil referring to working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	1/15/2006	Guarantee given to BNDES, for contracts referring to financing of machinery and equipment
CSN Cimentos	R$	27.0		6/22/2006	Guarantee for execution of outstanding debt with INSS
CSN Iron	US$	79.3	79.3	1/6/2007	Promissory note of Eurobond operation
CSN Islands V	US$	150.0	150.0	7/7/2005	Installment of guarantee by CSN in Bond issuance
CSN Islands VII	US$	275.0	275.0	9/12/2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	450.0	400.0	1/15/2015	Installment of guarantee by CSN in Bond issuance
CSN Overseas	US$	20.0	20.0	10/29/2009	Installment of guarantee by CSN in Promissory Notes issuance
INAL	R$	3.6	3.6	3/15 and 4/15/2006	Personal guarantee in equipment financing
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	33.5	33.5	12/30/2004 to 9/15/2013	Personal guarantee in financing for the acquisition of equipment and implementation of terminal

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	6/30/2005		3/31/2005	
	Judicial deposits	Contingent Liability	Judicial deposits	Contingent Liability
Short Term:				
Labor		7,253		6,410
Civil		16,795		8,123
Parent Company		24,048		14,533
Consolidated		26,581		16,971
Long Term:				
Environment		1,087		62
Labor	23,049	79,541	22,335	89,726
Civil	6,818	58,562	5,809	81,154
Tax	552,231	2,422,142	541,499	2,284,686
Parent Company	582,098	2,561,332	569,643	2,455,628
Consolidated	612,393	2,682,965	599,279	2,574,638

The provision for contingencies estimated by the Company's Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. The tax liabilities stemming from actions taken by Company's initiative are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings in the approximate

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

amount of R$238,000 on June 30, 2005 and evaluations made by the Company's legal advisers are deemed as possible risk, and potential losses were not provisioned, pursuant to the accounting practices adopted in Brazil.

a) Labor litigation dispute:

As of June 30, 2005, CSN was the defendant in approximately 6,446 labor claims (around 5,400 claims on March 31, 2005), which required a provision in the amount of R$86,794 up to that date (R$96,136 on March 31, 2005). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government's economic policies.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility have been reducing due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

The strong increase in labor claims in 2004 and 2005 is due to difference request of the 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still polemic, pending an uniform understanding.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, as of June 30, 2005 the Company accrued the amount of R$75,357 (R$89,277 on March 31, 2005).

c) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in 1989, by a percentage of 51.87% ("Plano Verão").

In September 2004, the proceeding reached its end, and judgment was made final and unappealable, granting to CSN the right to apply the indexes of 42.72% (Jan/89) and 10.14% (Feb/89). Said proceeding is under phase of calculating the award.

As of June 30, 2005, the Company has recorded R$218,381 (R$218,381 on March 31, 2005) as judicial deposit and a provision of R$60,573 (R$60,573 on March 31, 2005), which represents the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years' IRPJ and CSL. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of June 30,

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

2005, the Company set up a provision related to this tax assessment at the amount of R$400,091 (R$390,109 on March 31, 2005), which includes legal charges.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on the Constitutional Amendment #33/01.

On March 10, 2003, the Company obtained an initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues from 2001. On June 30, 2005 the provision referring to the offsetting amounts based on the referred proceeding was R$429,507 (R$369,804 on March 31, 2005), which includes legal charges.

- PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing)– Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. Provision amounts to R$272,848 as of June 30, 2005 (R$267,744 on March 31, 2005), which includes legal charges.

The Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court.

- CPMF (Provisional Contribution on Financial Transactions)

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment 21/99. The amount of this provision as of June 30, 2005 is R$326,421 (R$299,851 on March 31, 2005), which includes legal charges.

The lower court decision was favorable and the proceeding is being judged by the 2nd Regional Federal Court. However, we emphasize that the most recent court decisions have not been favorable to the taxpayers. The possibility of loss is probable.

- CIDE – Contribution for Intervention in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries of the country, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,325 on June 30, 2005 (R$22,190 on March 31, 2005), which includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment of the 2nd Regional Federal Court. The Company believes in the success of the claim, although there are no consolidated former court decisions, due to the fact that the issue is very recent.

- Education Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The provision as of June 30, 2005 amounts to R$33,121 (R$33,121 on March 31, 2005), which includes legal charges.

TRF maintained the unfavorable decision against CSN, judgment made final and unappealable. In view of this fact, the Company attempted to pay the amount due, and FNDE (education salary creditor) only accepted to receive the amount accrued of fine, reason that the Company deposited in court the amount due not including fine. Hence, a new proceeding has been discussing whether or not the collection has its grounds. The Company's attorneys consider as possible loss prospects, and for this reason, the Company did not provision the fine amount.

- SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned on June 30, 2005 totals R$66,897 (R$62,335 on March 31, 2005), including legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Although there was so far no judgment of the matter by the Brazilian Supreme Court, the Company's lawyers deem as probable the possibilities of loss.

- IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate. An initial decision was obtained authorizing the use of said credits.

On June 30, 2005, the provision related to the total credits already offset amounted to R$660,957 (R$635,557 on March 31, 2005), updated by Selic (Special System for Settlement and Custody).

- IPI premium credit over exports

The Company brought an action pleading the right to the IPI premium credit on exports and a favorable decision was obtained authorizing the use of said credits.

On June 30, 2005, the provision amount referring to the total of credits already offset amounted to R$107,544 (R$103,089 on March 31, 2005), updated by Selic.

- Other

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), PIS/COFINS Manaus Free-Trade Zone, COFINS Law 10,833/03, PIS Law 10,637 and environmental contingencies whose amount as of June 30, 2005 amounts to R$42,945 (R$40,377 on March 31, 2005), including legal additions.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

18. SHAREHOLDERS' EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Stocks	Total shareholders' equity
BALANCES ON 12/31/2004	**1,680,947**	**5,603,937**		**(440,343)**	**6,844,541**
Realization of revaluation reserve, net of income tax and social contribution		(62,131)	62,131		
Net income for the quarter			748,723		748,723
Interest on own capital proposed (R$ 0.17526 per share)			(48,405)		(48,405)
Treasury stocks				(44,576)	(44,576)
BALANCES ON 3/31/2005	**1,680,947**	**5,541,806**	**762,449**	**(484,919)**	**7,500,283**
Realization of revaluation reserve, net of income tax and social contribution		(61,048)	61,048		
Net income for the quarter			305,483		305,483
Interest on own capital proposed (R$0.25189 per share)			(68,050)		(68,050)
Treasury stocks				(260,172)	(260,172)
BALANCES ON 6/30/2005	**1,680,947**	**5,480,758**	**1,060,930**	**(745,091)**	**7,477,544**

Paid-in capital stock

At the Annual and Extraordinary General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, for splitting the shares representing the capital stock, operation by which each share of the capital stock was then represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in the reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

Consequently the Company's capital stock on June 30, 2005 was comprised of 286,917,045 common shares (286,917,045 common shares on March 31, 2005), all of them non par book-entry common shares. Each common share entitles the owner to one vote at the General Meetings' resolutions.

Treasury stocks

The Board of Directors approved the purchase of the Company's shares to be held in treasury and subsequent sale and/or cancellation as follows.

Authorization date	Number of shares	Acquisition term	Date	
			Start	Termination
4/27/2004	4,705,880	3 months	4/28/2004	7/29/2004
7/27/2004	7,200,000	3 months	8/02/2004	11/01/2004
10/26/2004	6,357,000	3 months	11/12/2004	2/11/2005
12/21/2004	5,000,000	180 days	12/22/2004	6/19/2005
5/25/2005	15,000,000	360 days	5/26/2005	5/26/2006

FEDERAL PUBLIC SERVICE		
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 06/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Treasury stocks position as of June 30, 2005 is as follows:

Number of shares purchased (in units)	Total value paid for shares	Share unit cost			Market value of shares on 6/30/2005
		Minimum	Maximum	Average	
16,758,699	745,091	33.30	63.65	43.73	638,506

While held in treasury, the shares will have no proprietorship or political rights.

Revaluation reserve

This reserve covers revaluations of the Company's fixed assets approved by the Shareholder's Extraordinary General Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company's fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Resolution #273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

Ownership structure

On June 30, 2005, the capital was comprised as follows:

	Number of shares	
	Common	%
Vicunha Siderurgia S.A.	116,286,665	43.04%
BNDESPAR	18,085,295	6.69%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.38%
Several (ADR - NYSE)	47,805,713	17.70%
Other shareholders (approx. 10 thousand)	76,149,384	28.19%
Outstanding shares	**270,158,346**	**100.00%**
Treasury stocks	16,758,699	
Total shares	**286,917,045**	

Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN's Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company's net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over equity, limited to 50% of the income for the year before income tax or 50% of accrued profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Resolution 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital at the amount of R$68,050 in the quarter ended on June 30, 2005, corresponding to the compensation of R$0.25189 per share, as counter entry of the financial expenses account, and revert it on the same account, therefore, not been shown on the income statement and not generating effects on the ending net income, except as to the fiscal effects, these recognized under income tax and social contribution. The Company's management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD

	Parent Company					
		6/30/2005				6/30/2004
	Tons (In thousand)	Net revenue	Cost of Goods Sold	Tons (In thousand)	Net revenue	Cost of Goods Sold
Domestic Market	1,762	3,487,173	1,648,473	1,575	2,479,280	1,363,070
Foreign Market	527	873,288	568,832	859	1,217,503	642,929
Steel Products	2,289	4,360,461	2,217,305	2,434	3,696,783	2,005,999
Domestic Market		229,120	138,886		196,673	110,477
Foreign Market		17,526	6,824		10,738	5,214
Other sales		246,646	145,710		207,411	115,691
	2,289	**4,607,107**	**2,363,015**	**2,434**	**3,904,194**	**2,121,690**

	Consolidated					
		6/30/2005				6/30/2004
	Tons (In thousand)	Net revenue	Cost of Goods Sold	Tons (In thousand)	Net revenue	Cost of Goods Sold
Domestic Market	1,664	3,454,671	1,389,373	1,624	2,629,278	1,404,942
Foreign Market	670	1,328,145	1,049,723	867	1,540,514	813,477
Steel Products	2,334	4,782,816	2,439,096	2,491	4,169,792	2,218,419
Domestic Market		564,562	364,279		231,706	170,228
Foreign Market		60,300	6,824		26,023	5,215
Other sales		624,862	371,103		257,729	175,443
	2,334	**5,407,678**	**2,810,199**	**2,491**	**4,427,521**	**2,393,862**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company' business segments.

				6/30/2005
	Steel and Services	Corporate	Infrastructure and Energy	Consolidated Total
Net revenues from sales	5,094,345		313,333	5,407,678
Cost of goods and services sold	(2,593,509)		(216,690)	(2,810,199)
Gross income	**2,500,836**		**96,643**	**2,597,479**
Operating Income (Expenses)				
Selling	(272,646)		(4,781)	(277,427)
Administrative	(133,120)		(29,937)	(163,057)
Other operating expenses, net	(52,189)	(16,092)	(3,807)	(72,088)
Net financial result	(30,126)	(524,533)	(6,707)	(561,366)
Exchange and monetary variation, net	478,823	(235,639)	152	243,336
Equity accounting	(34,199)	18,056		(16,143)
Operating Income (loss)	**2,457,379**	**(758,208)**	**51,563**	**1,750,734**
Non-operating income	(6,539)		(27)	(6,566)
Income (loss) before income tax and social contribution	**2,450,840**	**(758,208)**	**51,536**	**1,744,168**
Income tax and social contribution	(847,615)	257,791	(18,310)	(608,134)
Net income (loss) for the period	**1,603,225**	**(500,417)**	**33,226**	**1,136,034**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent Company		Consolidated	
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Financial expenses:				
Loans and financing - foreign currency	(100,767)	(113,039)	(359,654)	(283,886)
Loans and financing - Brazilian currency	(86,021)	(132,739)	(90,729)	(125,972)
Transactions with subsidiaries	(155,169)	(217,640)		
PIS/COFINS on financial revenues	(11,204)	(28,679)	(11,526)	(29,887)
Interest, fines and interest on arrears (fiscal)	(109,811)	17,460	(113,960)	16,386
CPMF	(48,377)	(47,600)	(55,477)	(50,339)
Other financial expenses	(6,550)	(11,434)	(73,702)	(34,520)
	(517,899)	(533,671)	(705,048)	(508,218)
Financial revenues				
Yield on marketable securities, net of provision for losses	(288,756)	2,878	(174,660)	(4,556)
Exchange swap	223	253,876	218,594	235,096
Other income	33,742	54,614	99,748	30,861
	(254,791)	311,368	143,682	261,401
Net financial income	(772,690)	(222,303)	(561,366)	(246,817)
Monetary variation				
- Assets	6,518	4,758	7,038	4,859
- Liabilities	(12,563)	(10,571)	(15,012)	(10,749)
	(6,045)	(5,813)	(7,974)	(5,890)
Exchange Variations				
- Assets	(111,238)	178,095	(250,517)	144,489
- Liabilities	1,040,676	(708,010)	501,827	(510,380)
- Amortization of deferred exchange variation		(53,043)		(54,623)
	929,438	(582,958)	251,310	(420,514)
Monetary and exchange variations, net	923,393	(588,771)	243,336	(426,404)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

23. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ million	
	6/30/2005	6/30/2004
Revenue		
Sales of products and services	5,781	4,561
Allowance for doubtful accounts	(2)	(5)
Non-operating income	(7)	(1)
	5,772	**4,555**
Input purchased from third parties		
Raw material consumed	(1,228)	(969)
Cost of goods and services	(540)	(570)
Materials, energy, third-party services and other	(219)	(188)
	(1,987)	**(1,727)**
Gross value-added	**3,785**	**2,828**
Retention		
Depreciation, amortization and depletion	(395)	(368)
Net produced value-added	**3,390**	**2,460**
Value-added transferred		
Equity accounting	(515)	354
Financial income/Exchange variations	(360)	494
	(875)	**848**
Total value-added to distribute	**2,515**	**3,308**
VALUE-ADDED DISTRIBUTION		
Staff and charges	243	210
Taxes, charges and contributions	1,740	990
Interest and exchange variation	(522)	1,275
Interest on own capital	116	35
Retained earnings in the period	938	798
	2,515	**3,308**

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

24. STATEMENT OF EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ million			
	Parent company		Consolidated	
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Net revenues	4,607	3,904	5,408	4,428
Gross income	2,244	1,783	2,597	2,034
Operating expenses (selling, general and administrative)	(239)	(237)	(440)	(423)
Depreciation (cost of goods sold and operating expenses)	395	368	464	402
EBITDA	2,400	1,914	2,621	2,013
% EBITDA-MARGIN	52%	49%	48%	45%

25. EMPLOYEES' PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of the CSN employees' pension fund ("Caixa Beneficiente dos Empregados da CSN" - CBS), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits rather than those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the adhesion agreement.

(ii) Characteristics of the plans

CBS has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan, which began on 02/01/1966, with the purpose of paying retirements (related to length of service, special, disability or old-age) on a life-long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in the process of extinction, and become inactive on 10/31/1977, when the new benefit plan began.

Supplementary average salary plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive on 12/26/1995, because of the combined supplementary benefits plan creation.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Combined supplementary benefit plan

This plan began on 12/27/1995. It is a mixed plan, being a defined contribution (CD), related to the retirement and a defined benefit (BD), in relation to other benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of June 30, 2005 and March 31, 2005, the plans are presented as follows:

	6/30/2005	3/31/2005
Members	**18,726**	**18,583**
Activite	7,667	7,448
Retired employees	11,059	11,135
Distribution of members by benefit plan:		
35% of average salary plan	**5,690**	**5,749**
Active	17	18
Retired employees	5,673	5,731
Supplementary average salary plan	**5,091**	**5,112**
Active	58	58
Retired employees	5,033	5,054
Combined supplementary benefit plan	**7,945**	**7,722**
Active	7,592	7,372
Retired employees	353	350
Linked beneficiaries:	**5,454**	**5,433**
35% of average salary plan	4,182	4,181
Supplementary average salary plan	1,215	1,197
Combined supplementary benefits plan	57	55
Total members (associates/beneficiaries)	**24,180**	**24,016**

(iii) Equalization of actuarial liability

On January 25, 1996, the Supplementary Social Security Secretariat (Secretaria de Previdência Complementar - SPC), through letter #55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on the value determined on September 30, 1995, monetarily updated to December 31, 1995.

Through an official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002 a new proposal was approved for refinancing of reserves to amortize the sponsors´ responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.a.), starting June 28, 2002.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The agreement also foresees the installments anticipation in case of cash necessity in the defined benefit plan and the incorporating to the updated debit balance the eventual deficits/surplus under the sponsors' responsibility, so as to preserve the plans' balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices of these benefits, the Company's management and its external actuaries, maintain the assessment of the effects arising from this new practice, in conformity with the report dated February 1, 2005.

Actuarial Liability Recognition

The Company's Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in the semester ended on June 30, 2005 the amount of R$12,578 (R$14,904 in the first half of 2004), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Resolution 371/2000, which, added to related disbursements, totaled R$39,476 (R$36,696 in the first half of 2004).

The balance of the provision for the coverage of the actuarial liability on June 30, 2005 amounts to R$213,146 (R$206,997 on March 31, 2005).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; the Company, however, based on its legal and actuarial advisers understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of "Plano Milênio" (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants´ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor's contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,621 in 2005 (R$8,722 in 2004).

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	13.4% p.a. (8% actual and 5% inflation)
Expected yield rate over plan assets	13.4% p.a.(8% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 3 years of severity and separated by sex
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other after-labor benefits.

26. SUBSEQUENT EVENTS

- Cancellation of shares held in treasury

On July 7, 2005, the Company held an Extraordinary General Meeting at which the majority of those attending the meeting approved the cancellation of 14,849,099 shares held in treasury, without reduction in the Company's capital stock. The amendment to the *caput* of the Article 5 and the *caput* of the Article 7 of the Company's Bylaws was also approved, which began to take effect with the following wordings, by means of reflecting the new capital stock structure: *"Article 5 - The Company's capital stock, fully subscribed and paid-in, is one billion, six hundred, eighty million, nine hundred, forty seven thousand, three hundred, sixty three reais and seventy one centavos (R$1,680,947,363.71), divided into two hundred, seventy two million, sixty seven thousand, nine hundred and forty six (272,067,946) non-par book-entry common shares.";* and *"Article 7 - The Company's capital stock may be increased up to four hundred million (400,000,000) shares, by means of the issue of up to one hundred, twenty seven million, nine hundred, thirty two thousand and fifty four (127,932,054) new non-par book-entry shares, by resolution of the Board of Directors."*. The cancellation approved on July 7, 2005 was made effective on July 21, 2005.

- Offering

The Company, through its subsidiary CSN Islands X Corp., issued US$500 million in perpetual notes on July 7, 2005 and, in view of the large demand for the securities issued, on July 14, 2005, it issued, additionally, U$250 million. The notes without maturity bearing interest at 9.5% p.a. and the funds raised in this operation will be used for working capital, therefore increasing the Company's liquidity.

27. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Output

After the low output level in Presidente Vargas Mill in the first quarter of the year as a consequence of partial revamps and maintenance interventions anticipated due to a failure in electricity transmission lines of Furnas, occurred in January, the Company restored its usual levels of crude steel production, as shown in the table below. The year-to-date accumulated production decreased by 7%.

Rolling and finishing lines maintained lower rate of production in the first half of the year, reducing by 15% the total volume of finished products, reflecting the Company's supply and demand fine-tuning policy. Exceptions were the galvanized and cold rolled production, which was reduced respectively by only 30 thousand and 20 thousand tonnes.

Production (data in thousand t)	1Q 04	2Q 04	1Q 05	2Q 05	1H 04	1H 05
Presidente Vargas Mill (UPV)						
Crude steel	1,355	1,368	1,167	1,362	2,723	2,529
Finished Products	1,255	1,273	1,046	1,096	2,528	2,142
CSN Paraná	38	64	55	33	102	88
GalvaSud	35	24	75	81	59	156

The highlight for second quarter were the monthly record production in tin-coating lines – 92.7 thousand tonnes in May, surpassing the previous record of 92.0 thousand tonnes of August 1998 – and the beginning of simultaneous injection of pulverized coal and natural gas in blast furnace #3, in June, thus completing the introduction of this new technology in CSN, which began in March 2004 in blast furnace #2. The main goal of this new technology is to reduce the reliance on coke. Once natural gas injection targets expected by the Company are reached, the total cut-back on coke can be up to 200 thousand tonnes.

Sales

Sales volume totaled 1,137 thousand tonnes, 60 thousand tonnes down compared to previous quarter. Due to weak demand in local market (refer to Macroeconomic and Industry Scenario) and to a continuing downward trend in international prices (as a result also of the weak demand in respective main consumption markets), the Company has decided not to keep the sales volume but to maintain the profit margins. As a consequence, sales in local market dropped by 130 thousand tonnes, only partially offset by the increase of 70 thousand tonnes in exports. Year-to-date accumulated volume is 6% lower than first half of 2004.



Sales Volume (thousand t) — Export — Domestic Market

	2Q04	1Q05	2Q05
Total	1,354	1,197	1,137
Export	37%	25%	33%
Domestic Market	63%	75%	67%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER



With the reduction in sales volume, inventory levels of finished products remained virtually unchanged compared to March, only presenting a slight decline. The sales mix remained unchanged compared to previous quarter, with a 52% share of high value-added products (galvanized products and tin plates).

Breakdown by sector also remained stable compared to first quarter, with 18% Automotive, 32% Home Appliances & OEM, 32% Distribution, 43% Construction and 13% Packaging. It is worth to note that the Company has a significant share of sales of galvanized products by sector: 76% of Home Appliances & OEM, 66% of Distribution and 79% of Construction. Breakdown by product has not largely changed, as shown in the graph.





Prices

As a result of economic slowdown and its impact in steel demand, in addition to the high levels of inventories in all production chain, international sales prices have embarked on a downward trend in the end of first quarter 2005. Taking as reference the price of hot rolled products destined to European markets*, the accumulated drop in prices between July and March was 17%, slightly lower for other products (cold rolled and zinc coated products).

This scenario, reflected also in local market, impacted CSN's sales prices. CSN's export prices fell by 16%, on average, in second quarter; however, in dollar terms, the drop was only 10%, approximately 40% less than the price drop in international markets. This is due to the differentiated sales portfolio of the Company: zinc coated products dropped by 8% and tin plates prices increased by 0.4% (both in dollar terms).

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

In the domestic market, fall in CSN's prices were even lower - 4% drop in Reais and 3% gain in dollars – despite of high inventories in distribution sector and the economic slowdown, offset by high-value-added products portfolio, similarly to what happened to exports.

Market expects that inventory and demand return to normal levels by the end of third quarter, both in international and local markets. Together with the continuing production cut policy currently set in place by main producers, a better outlook for prices can be expected starting as of that moment of the year. Before that, prices should continue to be pressured downwards, although the Company does not expect further significant falls.

*EU *export* – FOB ARA *port* (Antwerp, Rotterdam and Amsterdam); Source: CRU - Steel Sheet Products

Net Revenue



As a result of lower sales volume and prices, net revenue fell by 11% compared to previous quarter and remained flat compared to same period of 2004 (0.6% fall). This performance can be explained mainly by a fall in revenue from sales to local market, since revenue from exports increased slightly (1.7%, or R$12 million).

Despite the worse performance in second quarter, the year-to-date revenue is 22% higher compared to the same period of previous year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Starting this quarter, we are presenting net revenue breakdown by business segment, which are shown in the graph. It is worth to point out the growth in Energy and Logistics business, due to the consolidation of Itasa and MRS in the fourth quarter of 2004.

Net Revenue by Business - 1H05
Steel
Subproducts and Residuals/Waste
Mining and Fluxes
Logistics
Energy
Others
Elimination
1.5%
1.6%
6.0%
2.3%
1.5%
-1.3%
88.4%





Production Costs (Parent Company)

The lower production level in the first quarter affects comparison to the second quarter, as a consequence of failure in transmission lines of Furnas (refer to 1Q05 Earnings Release). Thus, of the R$47 million (+8%) increase of in raw materials cost in the second quarter, R$70 million are due to increase in consumption, R$3 million are due to price increase, and both are offset by the positive impact of the appreciation of Real amounting to R$26 million.
It is important to note that the increase in Raw Materials represented 52% of the total increase in production costs by 8%. Labor, which increased by 39%, was accountable for 32% of total, while General Costs and Depreciation,, which increased respectively by 2.5% and 4%, represented nearly 9% and 7% each of the total. The increase in Labor mainly reflects the wage readjustment

2Q04
Depreciation 14%
Coal 16%
General Costs 19%
Coke 18%
Energy/ Fuel 7%
Labor 8%
Other Raw Materials 18%

2Q05
Depreciation 14%
Coal 18%
General Costs 20%
Coke 16%
Energy/ Fuel 6%
Labor 9%
Other Raw Materials 17%





resulting from annual negotiations and bonuses for renewal of the agreement of work shifts, granted in May.
Compared to the same quarter of previous year total costs increased by 3.5% Raw Materials increased only by 3%, Labor increased by 11%, General Costs and Depreciation by 2.5%. In this comparison, Raw Material costs increase is due to price factor, which represented a R$99 million impact, mainly due to increases in coal, zinc and scrap, positively offset by the reduction of consumption (impact of R$25 million) and by the foreign exchange variation (impact of R$56 million).

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005   Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Regarding the main cost items – coal and coke, in 2Q05 we noticed opposite price trends in those two raw materials, in line with the expectations reported in the fourth quarter 2004 (which should continue till the end of the year). Average coke cost in second quarter was US$380/t, compared to US$408/t in previous quarter and US$445/t in 4Q04. In the same comparison base, the average coal cost was US$112/t, compared to US$107/t and US$100/t, respectively. Expected acquisition cost (distinct from production cost) for the year is around US$120/t for coal and US$250/t for coke (CIF Sepetiba). In June, inventory levels of coal and coke reached regular average levels: 3 months of consumption. With this inventory, added to the last purchase made in June (US$220/t CIF Sepetiba), the Company has no intention to acquire coke in the second half of the year.

Operating Expenses

Operating expenses reached R$266 million this quarter, a 7.7% increase compared to previous quarter, mainly due to higher labor expenses (hike in wages after the collective labor agreement in May).
In the first half comparison year to year, already excluding the effect of the consolidation of MRS and Itasa, we would have total expenses of R$489 million, or a 12% increase. This change was mainly due to the same factors described in the previous paragraph.

EBITDA

The table and graph in this section show the EBITDA performance over the last quarters, highlighting that starting in the fourth quarter the effects of MRS and Itasa consolidation and PIS/Cofins adjustments were excluded for comparison purposes. It is noticeable the weak performance of 2Q05 compared to other quarters, due to lower sales prices and volumes in the period. In the first half 2005 over the same period of 2004, EBITDA grew by 20%, accumulating R$2,424 million with a 46% margin (100 basis points increase).



EBITDA (R$ MM) and Ebitda Margin - ex-MRS/ Itasa
Consolidation & PIS/Cofins effects

EBITDA* and EBITDA Margin* Change	2Q05 x 1Q05	2Q05 x 2Q04	1H05 x 1H04
EBITDA (var. %)	-14	-5	+20
Margin (var. p.p.)	0	+1	+1

* Excluding MRS/ITASA consolidation and PIS/COFINS effects

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Net Financial Result and Debt

Indebtedness (in R$ MM) and Net Debt/Ebitda Ratio (in times)



*EBITDA accumulated in the last four quarters

Net financial debt (includes financial expenses and income, in addition to net monetary and foreign exchange variations) was negative R$214 million, compared to negative R$104 million of first quarter. This change is mainly due to losses in financial transactions, which were only partially offset by positive foreign exchange and monetary variations over the foreign currency-denominated debt.

Net debt increased by R$2,057 million, mainly caused by dividend payments in June, totaling R$2,268 million. Thus, by the end of the quarter, the Net Debt/EBITDA ratio returned to 1x, in line with the ratio in the end of 2004. For the first half of the year the average cost of debt was 9.4% p.a., equivalent to 51% of CDI.

The reduction of gross debt in the period was due to amortization payments, which surpassed the total amount of US$250 million raised by receivables securitization in May.

After this securitization and the issuance of perpetual bonds in the amount of US$750 million in July the Company does not intend to access the capital market for the rest of the year (for further details on these two capital raising transactions, refer to Recent Developments section). The payment schedule (principal+interest) for the next two quarters is as follows:

Amortizations (US$ million)	3Q05	4Q05	2H05
Debt in US$	232	523	755
Debt in R$	7	47	54
Total	239	570	809

Income Taxes

Income taxes and social contribution expenses were R$314 million, a R$20 million increase over the previous quarter despite the lower income before taxes, which means an increase in effective tax rate from 29% to 43%. This raise in tax rate was chiefly due to non-deductible losses in the equity income line.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Net Income

Due to lower operating income and net financial results and, in a lesser extent, to increased income taxes and social contribution expenses, net income fell by R$300 million compared to previous quarter, a drop of 42%.
However, the accumulated year-to-date net income in 2005 is 50% higher than the first half of 2004. In addition, the R$1,136 million net income accumulated in 2005 represents 57% of the total net income for the year 2004.

Capex

Capex in the quarter totaled R$239 million, of which R$62 million were destined to Sepetiba's Port (Tecar) expansion project, part of the Casa de Pedra expansion project, and R$28 million was destined to MRS (corresponding t the 32% stake CSN holds in that company).
In first half of 2005 Capex reached R$391 million, of which R$113 million were invested in the Tecar expansion project and R$50 million in MRS. The remaining balance was destined to projects related to the maintenance of operating and technological excellence in CSN's and its subsidiaries' plants.

Working Capital

There was a positive change in working capital, comparing the amount registered in June 30 to the one registered on March 30. In the assets side, inventory was reduced, due to the reduction of raw materials (coal and coke) and finished products, offset by the increase in products in process, spare parts and supplies and import in progress . In turn, receivables line increased basically due to longer payment terms given to clients.
In the liabilities side, all lines increased, highlighting the suppliers' line.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

In R$ million

Account	1Q05	2Q05	Change
Assets	**3,548**	**3,606**	**-58**
Cash equivalents	149	145	+4
Accounts Receivables	1,335	1,464	-129
Domestic Market	1,177	1,093	+84
Export Market	264	467	-203
Allowance for Doubtful Accounts	(106)	(96)	+10
Inventories	2,064	1,997	+67
Liability	**1,944**	**2,238**	**+294**
Suppliers	882	1,040	+158
Salaries and Social Contribution	74	91	+17
Deferred Taxes	988	1,107	+119
Working Capital	**(1,604)**	**(1,368)**	**+236**

Recent Developments

- **Coal Terminal Expansion Project Financing**

BNDES approved the financing in the amount of R$333 million on July 20, destined to the Coal Terminal expansion project, one of the three investments that comprises the Casa de Pedra expansion project. The project aims at adjusting and expanding the port, currently in use for coal and coke imports, for ore exports. When full operation is reached, the terminal will have 30 million tons iron ore capacity.

Financing represents around 75% of the total amount to be invested in the project; and the remaining balance will come from Company's own resources.

- **Securitization Program**

In May 2005, the Company issued its fourth series of receivables securitization, totaling US$250 million, within the scope of program initiated in June 2003. Of the funds raised, approximately US$ 80 million were destined to the payment of second series. It is important to note that the better maturities and costs for this last securitization, contributing to extend the average maturity and to reduce the Company's average cost of debt. Maturities and costs for each series are as follows:

Series	Issuing Date	Value (US$ million)	Term (years)	Grace Period (years)	Cost (% p.a.)
First	Jun/03	142	7	2	7.28%
Second	Aug/03	125	3		Libor+1.55 %
Third	Jun/04	162	8	3	7.427%
Fourth	May/05	250	10	3	6.148%

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

- **Perpetual Bonds**

On July 7, the company issued US$500 million as perpetual bonds, at 9.5% p.a., just 22 bps above the Brazilian Treasury bond yield due in 2040 and with coupon of 11% p.a.. Facing strong demand, the Company reopened the offering, raising additional US$250 million on July 14. These funds are mainly destined to short term debt payments (refer to Net Financing Results and Debt section). Although there is no maturity for these bonds, the Company has the option to repurchase the total debt each quarter after the fifth year from the issuance date (the partial repurchase is not allowed).

- **Shares Buy-Back and Write-Off Program**

Starting in the beginning of 2004, the Company's Board of Directors approved a number of share buy-back programs, as follows:

Program	Number of Shares (in million)	Date of Approval	Expiry Date
First	4.7	Apr/29/04	Jul/27/04
Second	7.2	Jul/28/04	Nov/01/04
Third	6.4	Oct/27/04	Fev/11/05
Fourth	5.0	Dec/22/04	Jun/19/05
Fifth*	15.0	May/26/05	May/26/06

*The fifth program substituted the fourth

According to the approved programs, the Company bought back shares throughout 2004, at a total cost of R$440 million, as shown in the table below.

Period in 2004	Number of Shares Acquired	Average price paid per share
May	517,600	34.63
June	3,470,600	37.78
August	760,199	45.16
October	82,000	41.39
November	3,383,900	49.51
December	1,809,300	49.52
Total	**10,023,599**	**43.93**

On July 7, the Extraordinary Shareholders' Meeting approved the write-off of 14,849,099 shares held in treasury. Up to this date, the Company had already acquired, as part of the Fifth Buy-Back Program, 2,210 thousand shares, spending R$ 89 million.

- **Conversion of BNDES shares**

In April 2005, BNDESPAR (Brazilian development bank) increased its stake in CSN from 1,023,597 to 18,085,295 shares (corresponding to 6.30% of the total capital), as a result of swap of debentures of sixth series for shares held by Vicunha Siderurgia S.A., according to the terms and conditions of issuance contract of Vicunha Siderurgia S.A. debentures. After this transaction, Vicunha Siderurgia's stake in the Company's total capital decreased from 46.48% to 40.53%.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

- **Audit Committee**

In June 2005 an Audit Committee was appointed, in compliance with SEC's rules and, as required, it is composed of three independent members of our Board of Directors: Mr. Fernando Perrone, Mr. Dionísio Carneiro and Mr. Yoshiaki Nakano.

The Audit Committee is responsible for recommending the appointment of independent auditors to the Board of Directors; reporting on the policies and our annual auditing plan submitted by the employee responsible for internal auditing and, on its execution, monitoring and evaluating the results and activities of the external auditors, and identifying, prioritizing, and submitting actions to be implemented by the executive officers; and analyzing the annual report, as well as our financial statements and making recommendations to the Board of Directors.

- **Board of Directors and Executive Officers**

On June 21, the Board of Directors re-elected Benjamin Steinbruch and Jacks Rabinovich as Chairman and Vice-Chairman, respectively, for one year term.

Also on this date the Board elected Enéas Garcia Diniz as Production Executive Officer, for a 2-year term, replacing Nelson Cunha who left the Company on the same date. Mr. Enéas has been working on several positions in the production area of the Company since 1985.

On June 24, Lauro Rezende, Investments and Investor Relations Executive Officer, resigned. These duties have been performed, on an interim basis, by the Company's CEO.

- **Event in NYSE**

On May 10, CSN held the event in New York Stock Exchange for the third consecutive year, with the participation of all executive officers. There was a presentation of the outlook for the market, Company's results for 2004 and for first quarter 2005 and an update about the expected schedule and disbursements for the Casa de Pedra Mine expansion project in the event. The presentation can be found in Company's website.

- **Investor Relations Website**

Aiming at offering updated information with increased transparency, equal treatment and easy access, CSN launched, on August 5, a completely restructured website for the Company's investors and for the public, using the state-of-the-art tools and features available in the market. The new website is part of the initiatives taken by the Investor Relations department to improve services provided for analysts, investors and shareholders.

Outlook

The situation in the Brazilian steel market is similar to the one experienced in U.S. and European markets: Companies reducing its production rates to align to weak demand and to inventory levels above the average throughout the supply chain. According to IISI (International Iron and Steel Institute) data, crude steel production in U.S. and European Union (25 countries) dropped by 2.6% and 1.7% in first half of 2005, respectively, and 1.2% in Brazil. The only countries that have continued to increase significantly the output are China and India, growing by 28% and 12% in the period, driven by the strong demand in their local markets. Outlook of IBS (Instituto Brasileiro de Siderurgia – Brazilian Steel Institute) is a 4.4% decrease in Brazilian crude steel production in 2005.

In a weak demand and high inventory scenario, downward pressure on prices is stronger and international prices (U.S. and Europe) have dropped by 30%, comparing June to December.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

However the largest companies of these markets are seeking to find a balance between supply and demand, reflecting an historical moment, and should for now on contribute to reduce this downward pressure and keep prices in higher levels compared to average prices of the last years. In addition, raw material prices expected for the next years, specially coal and coke prices, support the positive outlook for steel prices, together with the restoration of inventories to normal average levels, expected for the end of third quarter. It is worth mentioning that some European companies have already considered the possibility of a price increase in fourth quarter. Finally, the economic growth for 2005 estimated for the main steel consumer countries (U.S. 3.6%; E.U. 1.6%; China 8.9%; Source: IMF), although lower than the initially forecasted, lead us to believe that the recent downturn in prices is much more a consequence of a temporary slowdown in demand and high inventories than an indicator of recession or reversion of the growth cycle.

Due to lower than expected sales performance in first half of the year, the Company has reviewed some of its expectations for 2005, as shown in the next table. Basically, the Company expects a sales volume of 5 million tonnes, 300 thousand tonnes lower than the previously projected, and still 300 thousand tonnes above the volume sold in 2004. The local sales and exports mix should also be maintained in comparison to 2004: 70% of sales to local market, compared to initial expectation of 75%. The Company will align its output level to this new sales environment, not increasing the finished products inventory.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Variable	Guidance Revision	
	March/05	August/05
Production* (MM t)	-	4.6
Sales Volume (MM t)	5.3	5.0
% Sales in local market	75%	70%
Sale Price	Average05>Average 04 Domestic market and Exports	Maintained
Coal Cost (US$/t FOB)	110	Maintained
Coke Cost (US$/t CIF)	250-280	Maintained
EBITDA Margin	Growth	Stability
Net Debt/EBITDA	<1	Maintained

*Finished Products

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- Code	2- Description	3- 06/30/2005	4- 03/31/2005
1	Total Assets	24,784,928	27,135,545
1.01	Current Assets	8,661,952	11,127,586
1.01.01	Cash	145,089	149,245
1.01.02	Credits	1,464,097	1,335,012
1.01.02.01	Domestic Market	1,092,653	1,177,258
1.01.02.02	Foreign Market	467,252	263,547
1.01.02.03	Allowance for Doubtful Accounts	(95,808)	(105,793)
1.01.03	Inventories	1,997,414	2,064,172
1.01.04	Other	5,055,352	7,579,157
1.01.04.01	Marketable Securities	3,579,033	5,975,965
1.01.04.02	Recoverable Income Tax and Social Contribution	21,811	29,006
1.01.04.03	Deferred Income Tax	371,150	404,157
1.01.04.04	Deferred Social Contribution	81,279	89,737
1.01.04.05	Prepaid Expenses	38,287	46,023
1.01.04.06	Prepaid Income Tax and Social Contribution	627,804	645,239
1.01.04.07	Other	335,988	389,030
1.02	Long-Term Assets	1,912,017	1,794,259
1.02.01	Various Credits	22,005	27,891
1.02.01.01	Loans – Eletrobras	22,005	27,891
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,890,012	1,766,368
1.02.03.01	Deferred Income Tax	493,268	482,333
1.02.03.02	Deferred Social Contribution	99,844	98,456
1.02.03.03	Judicial Deposits	612,393	599,279
1.02.03.04	Securities Receivables	272,884	204,776
1.02.03.05	Recoverable PIS/PASEP	26,615	26,007
1.02.03.06	Prepaid Expenses	75,048	78,198
1.02.03.07	Marketable Securities	90,159	90,159
1.02.03.08	Other	219,801	187,160
1.03	Permanent Assets	14,210,959	14,213,700
1.03.01	Investments	308,644	273,347
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	307,660	272,352
1.03.01.03	Other Investments	984	995
1.03.02	Property, Plant and Equipment	13,575,543	13,602,897
1.03.02.01	In Operation, Net	13,078,626	13,212,663
1.03.02.02	In Construction	335,271	240,679
1.03.02.03	Land	161,646	149,555
1.03.03	Deferred	326,772	337,456

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 06/30/2005	4- 03/31/2005
2	Total Liabilities	24,784,928	27,135,545
2.01	Current Liabilities	5,205,129	7,400,710
2.01.01	Loans and Financing	2,364,782	2,433,997
2.01.02	Debentures	113,390	133,931
2.01.03	Suppliers	1,039,724	882,341
2.01.04	Taxes, Charges and Contributions	1,342,247	1,356,210
2.01.04.01	Salaries and Social Contributions	91,273	74,389
2.01.04.02	Taxes Payable	1,106,716	987,796
2.01.04.03	Deferred Income Tax	106,072	216,195
2.01.04.04	Deferred Social Contribution	38,186	77,830
2.01.05	Dividends Payable	116,553	2,316,909
2.01.06	Provisions	26,581	16,971
2.01.06.01	Contingencies	26,581	16,971
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	201,852	260,351
2.02	Long-Term Liabilities	12,203,469	12,378,321
2.02.01	Loans and Financing	5,832,968	6,082,922
2.02.02	Debentures	1,071,498	1,075,593
2.02.03	Provisions	4,908,939	4,838,955
2.02.03.01	Contingencies	2,682,965	2,574,936
2.02.03.02	Deferred Income Tax	1,636,746	1,664,723
2.02.03.03	Deferred Social Contribution	589,228	599,296
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	390,064	381,149
2.03	Deferred Income	6,231	77,394
2.04	Minority Interest	0	0
2.05	Shareholders' Equity	7,370,099	7,279,120
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,640,047	4,701,095
2.05.03.01	Parent Company	4,640,047	4,701,095
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	78,301	338,473
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 06/30/2005	4- 03/31/2005
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(257,888)	2,284
2.05.04.07.01	For Investments	487,203	487,203
2.05.04.07.02	Treasury Stocks	(745,091)	(484,919)
2.05.05	Retained Earnings/Accumulated Deficit	953,485	541,286

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 01/01/2004 to 06/30/2004
3.01	Gross Revenue from Sales and/or Services	3,148,919	6,726,550	2,999,802	5,261,618
3.02	Deductions from Gross Revenue	(603,510)	(1,318,872)	(437,431)	(834,097)
3.03	Net Revenue from Sales and/or Services	2,545,409	5,407,678	2,562,371	4,427,521
3.04	Cost of Goods and Services Sold	(1,330,622)	(2,810,199)	(1,369,553)	(2,393,862)
3.04.01	Depreciation and Amortization	(211,263)	(436,761)	(211,248)	(380,864)
3.04.02	Other	(1,119,359)	(2,373,438)	(1,158,305)	(2,012,998)
3.05	Gross Profit	1,214,787	2,597,479	1,192,818	2,033,659
3.06	Operating Income/Expenses	(476,003)	(846,745)	(711,843)	(1,091,494)
3.06.01	Selling	(139,798)	(277,427)	(154,606)	(279,560)
3.06.01.01	Depreciation and Amortization	(2,464)	(4,818)	(2,130)	(4,263)
3.06.01.02	Other	(137,334)	(272,609)	(152,476)	(275,297)
3.06.02	General and Administrative	(87,142)	(163,057)	(80,821)	(143,884)
3.06.02.01	Depreciation and Amortization	(12,424)	(22,109)	(8,973)	(17,442)
3.06.02.02	Other	(74,718)	(140,948)	(71,848)	(126,442)
3.06.03	Financial	(213,784)	(318,030)	(469,412)	(673,221)
3.06.03.01	Financial Income	(246,530)	143,682	93,965	261,401
3.06.03.02	Financial Expenses	32,746	(461,712)	(563,377)	(934,622)
3.06.03.02.01	Amortization of Special Exchange Variation	0	0	(26,454)	(54,623)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	405,446	243,336	(318,772)	(371,781)
3.06.03.02.03	Interest expenses, fines and tax arrears	(372,700)	(705,048)	(218,151)	(508,218)
3.06.04	Other Operating Income	7,196	20,579	11,128	23,423
3.06.05	Other Operating Expenses	(46,010)	(92,667)	(29,241)	(36,810)
3.06.06	Equity	3,535	(16,143)	11,109	18,558
3.07	Operating Income	738,784	1,750,734	480,975	942,165

58

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 1/01/2004 to 06/30/2004
3.08	Non-Operating Income	(5,726)	(6,566)	12,530	12,869
3.08.01	Income	78	151	13,403	13,448
3.08.02	Expenses	(5,804)	(6,717)	(873)	(579)
3.09	Income before Taxes and Interest	733,058	1,744,168	493,505	955,034
3.10	Provision for Income Tax and Social Contribution	(473,140)	(749,513)	(46,242)	(120,715)
3.11	Deferred Income Tax	159,284	141,379	(23,752)	(77,523)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Period	419,202	1,136,034	423,511	756,796
	SHARES OUTSTANDING EX-TREASURY (in thousands)	270,158	270,158	284,404	284,404
	EARNINGS PER SHARE	1.55169	4.20507	1.48912	2.66099
	LOSS PER SHARE				

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SEE CHART 05.01:

" COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER"

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	13.99
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173	
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	14.25
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727	
03	CSN ISLANDS	05.923.780/0001-65	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		50		50	
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		3,675		3,675	
06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	5.80
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		285,950		285,950	
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376		376	
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.22
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		84,916		84,916	
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,100		1,100	

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	6.07
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240	
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.52
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
12	CSN PARTICIPAÇÕES ENERGÉTICAS	03.537.201/0001-10	PRIVATE SUBSIDIARY	99.70	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	6.72
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753	
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	6.17
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		11,801,407		11,801,407	
16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		62,220		62,220	
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		36,206		36,206	
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	7.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		520,219		520,219	

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.22	8.20
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		340,000		340,000	
20	CSN ISLANDS II	05.918.534/0001-15	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1		1	
22	CSN ISLANDS III	05.918.535/0001-60	PRIVATE SUBSIDIARY	100.00	0,00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
23	CSN ISLANDS IV	05.918.536/0001-04	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
24	CSN ISLANDS V	05.918.538/0001-01	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		32		32	
28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'		1		1	
29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.67
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	100.00	0.23
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,236		0	

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
 COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	SINGLE
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL	
13 - NOMINAL VALUE (Reais)	10,0000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	12/01/2005

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL	
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	12/1/2005

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL	
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	12/1/2005

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in 2005 with the main investment projects were:

Description	Amount in thousands of R$		
	1Q	**2Q**	**2005**
Sepetiba Project – Port Expansion	50,459	62,297	112,756
Sepetiba Project – Ship Unloader DN1	3,012	7,520	10,532
Mine Project – Casa de Pedra Mine Expansion	4,535	2,460	6,995
Revamp of Lime Furnace #3	153	2,810	2,963
Cisa Project – Phase II	2,489	140	2,629
Natural Gas Injection in Blast Furnaces	1,660	324	1,984
Cisa Project – Phase I	1,491	477	1,968
Revamp of AF#3 Facilities	208	1,526	1,734
Repotentiation of Liquid Metal Rolling Bridges	1,258	381	1,639
Cement Project - Implementation of Cement Plant	693	944	1,637
Adjustment of Pig-iron Pans	250	979	1,229
Cisa Project – Infrastructure	847	334	1,181
Steelmaking Automation	489	385	874
Repair of Steelmaking Gasometer Broadside	610		610
Repair and Modification of Torpedo Cars	292	226	518
Electromechanical Revamp in Torpedo Cars	399		399
Benzene Steam Capture from Tanks	285	1	286
Regenerators Thermal Isolation AF#3	206	53	259
Revamp of Gas System 1 – Phase II	198	32	230
Laboratory Resources	217	12	229
	69,751	**80,901**	**150,652**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR   Date: 06/30/2005
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended on June 30, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
SOURCES OF FUNDS				
Funds provided by operations				
Net income for the period	1,054,206	833,002	1,136,034	756,796
Expenses (income) not affecting net working capital				
Monetary and exchange variation and long term accrued charges (net)	(935,786)	433,789	(551,340)	345,388
Equity accounting and amortization of goodwill and negative goodwill	515,543	(354,176)	16,143	(18,558)
Write-offs from permanent assets	6,467	650	9,666	1,103
Depreciation, depletion and amortization	394,890	368,502	463,687	402,569
Amortization of special exchange variation		53,043		54,623
Deferred income tax and social contribution	(109,296)	(145,148)	(87,634)	(143,349)
Provision for contingent liabilities PIS/COFINS/CPMF	61,508	75,320	61,508	75,320
Employees' pension fund provision	12,578	14,904	14,591	14,640
Deferred income variation			(3,933)	28,607
Other	96,181	(21,335)	98,677	(17,218)
	1,096,291	1,258,551	1,157,399	1,499,921
Funds Provided by Others				
Resources from loans and financing	1,121,392	2,194,711	1,123,808	1,171,588
Dividends and interest on own capital of subsidiaries	27,175			
Decrease in other long-term assets	28,534	66,270	33,102	54,132
Increase in other long-term liabilities	74,938	75,805	135,011	95,717
Other		10,873		17,499
	1,252,039	2,347,659	1,291,921	1,338,936
TOTAL SOURCES OF FUNDS	2,348,330	3,606,210	2,449,320	2,838,857
USES OF FUNDS				
Funds used in permanent assets				
Investments	101,097	438,663	81,349	139,205
Property, plant and equipment	270,343	159,726	373,875	341,851
Deferred assets	17,357	21,582	17,417	40,238
	388,797	619,971	472,641	521,294
Others				
Dividends and Interest on own equity	116,455	35,000	116,455	35,000
Treasury stocks	304,748	91,791	304,748	91,791
Transfer of loans and financing to short term	248,229	1,218,160	277,331	1,227,853
Increases in long-term assets	160,795	76,974	154,283	96,956
Decreases in long-term liabilities	47,752	2,487	111,890	33,810
	877,979	1,424,412	964,707	1,485,410
TOTAL USES OF FUNDS	1,266,776	2,044,383	1,437,348	2,006,704
INCREASE (DECREASE) IN NET WORKING CAPITAL	1,081,554	1,561,827	1,011,972	832,153
CHANGES IN NET WORKING CAPITAL				
Current Assets				
At end of the period	5,861,851	5,534,896	8,661,953	6,253,120
At beginning of the period	6,440,179	5,507,669	8,608,514	6,775,380
	(578,328)	27,227	53,439	(522,260)
Current Liabilities				
At end of the period	4,571,695	3,017,145	5,205,129	3,188,105
At beginning of the period	6,231,577	4,551,745	6,163,662	4,542,518
	(1,659,882)	(1,534,600)	(958,533)	(1,354,413)
INCREASE (DECREASE) IN NET WORKING CAPITAL	1,081,554	1,561,827	1,011,972	832,153

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statemens of Cash Flows
For the periods ended on June 30, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
Cash flow from operating activities				
Net income (loss) for the period	**1,054,206**	**833,002**	**1,136,034**	**756,796**
Adjustments to reconcile the net income for the period				
with the resources from operating activities:				
- Amortization of deferred exchange variation		53,043		54,623
- Net monetary and exchange variations	(1,096,643)	632,080	(807,416)	460,777
- Provision for loan and financing charges	345,655	459,797	454,844	427,840
- Depreciation, depletion and amortization	394,890	368,502	463,687	402,569
- Write-off of permanent assets	6,467	650	9,666	1,103
- Equity accounting and amortization of goodwill and negative goodwill	515,543	(354,176)	16,143	(18,558)
- Deferred income tax and social contribution	(154,806)	116,144	(141,380)	77,522
- Provision Swap and Forward	143,797	(512,826)	142,717	(515,467)
- Other provisions	72,973	110,911	81,529	86,868
	1,282,082	**1,707,127**	**1,355,824**	**1,734,073**
(Increase) decrease in assets:				
- Accounts receivable	(129,251)	(359,778)	(351,605)	(472,628)
- Inventories	196,559	(403,025)	277,629	(547,904)
- Judicial deposits	(21,633)	(39,240)	(23,190)	(41,709)
- Credits with subsidiaries	6,652	(195,305)		1,024
- Recoverable taxes	(47,903)	118,215	(41,461)	115,885
- Other	(105,453)	50,705	(56,436)	5,443
	(101,029)	**(828,428)**	**(195,063)**	**(939,889)**
Increase (decrease) in liabilities				
- Suppliers	379,755	(96,306)	255,836	(48,407)
- Salaries and payroll charges	9,342	16,483	11,866	20,275
- Taxes	405,417	(211,604)	386,130	(201,356)
- Accounts payable - Subsidiaries	(356,960)	6,874		
- Unsecured liabilities	204,602	72,634	211,527	94,605
- Other	(47,424)	(73,464)	(97,577)	(18,543)
	594,732	**(285,383)**	**767,782**	**(153,426)**
Net resources from operating activities	**1,775,785**	**593,316**	**1,928,543**	**640,758**
Cash Flow from investing activities				
- Investments	(101,097)	(438,663)	(81,349)	(139,205)
- Property, plant and equipment	(270,343)	(159,726)	(373,875)	(341,851)
- Deferred assets	(17,357)	(21,582)	(17,417)	(40,238)
Net resources used on investing activities	**(388,797)**	**(619,971)**	**(472,641)**	**(521,294)**
Cash Flow from financing activities				
Financial Funding				
- Loans and Financing	1,465,582	2,241,462	2,453,457	1,713,135
	1,465,582	**2,241,462**	**2,453,457**	**1,713,135**
Payments				
- Financial Institution				
- Principal	(438,495)	(1,414,950)	(835,203)	(1,802,864)
- Charges	(319,406)	(450,468)	(335,852)	(453,591)
- Dividends and interest on own capital	(2,268,419)	(752,226)	(2,268,419)	(752,226)
- Treasury stocks	(304,748)	(91,791)	(304,748)	(91,791)
	(3,331,068)	**(2,709,435)**	**(3,744,222)**	**(3,100,472)**
Net resources from (to) financing activities	**(1,865,486)**	**(467,973)**	**(1,290,765)**	**(1,387,337)**
Increase (decrease) in cash and cash equivalents	**(478,498)**	**(494,628)**	**165,137**	**(1,267,873)**
Cash and marketable securities, beginning of period	1,957,276	2,193,171	3,325,969	3,650,707
Cash and marketable securities (except for derivatives), end of period	**1,478,778**	**1,698,543**	**3,491,106**	**2,382,834**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT PUBLIC ACCOUNTANTS SPECIAL REVIEW REPORT

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the Quarterly Information (ITRs) of Companhia Siderúrgica Nacional, which includes the individual and consolidated balance sheets as of June 30, 2005, the related statements of income for the quarter and six months ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4. As described in the explanatory note 10 c) to the Quarterly Information, as of June 30, 2005, the Company and its subsidiary CSN Energia, have recorded in current assets, accounts receivable at the amount of R$76 million, in conformity with preliminary court injunctions to suspend the payment, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. This amount is subject to alteration depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulation in effect.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices
Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

5. The individual and consolidated balance sheets as of March 31, 2005 presented for comparative purposes, were reviewed by us, and our report, dated April 22, 2005 included an emphasis paragraph relating to the same subject mentioned in the paragraph (4) above. The individual and consolidated statements of income for the quarter and six months ended June 30, 2004, presented for comparative purposes, were reviewed by us, and our report, dated July 23, 2004, contains an exception with respect to the deferral of net negative exchange variations and an emphasis paragraph relating to the same subject mentioned in the paragraph (4) above.

6. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement is exhibited in the explanatory note 23, the EBTIDA Statement is included in the explanatory note 24, and the Statements of Changes in Financial Position and of Cash Flows are presented in Attachment 16.01 to the Quarterly Information for the purposes of allowing additional analyses and are not required as part of the basic Quarterly Information. This information was reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review is fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 29, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11609/O-S-RJ

Marcelo Cavalcanti Almeida
Accountant
CRC-RJ 036206/O

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

TABLE OF CONTENTS

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 06/30/2005

Accounting Practices Adopted in Brazil

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

TABLE OF CONTENTS

Group	Table	Description	Page
		CSN ISLANDS II	
		CSN ISLANDS III	
		CSN ISLANDS IV	
		CSN ISLANDS V	
		CSN EXPORT	
		CSN ISLANDS VII	
		CSN ISLANDS VIII	
		CSN ISLANDS IX	
		ERSA – ESTANHO DE RONDÔNIA	